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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Vascular Solutions, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
92231M109

(CUSIP Number)
David A. Knight, c/o SF Holding Corp., 111 Center Street, Little Rock, AR 72201, (501) 377-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 14, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Voting Trustee of Vascular Voting Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) SF Holding Corp. (f/k/a Stephens Group, Inc.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		2,138,819

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,138,819

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,138,819

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.7

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, CO

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Stephens Vascular Preferred, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		1,610,034

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,610,034

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,610,034

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Stephens Vascular Options, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		522,920

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		522,920

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

522,920

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Stephens Investment Partners III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Introduction
This Amendment No. 3 to Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Vascular Solutions, Inc. (“Vascular Solutions”). It is being filed to report the expiration of the Vascular Voting Trust on July 14, 2010. This Amendment No. 3 amends and supplements (i) the Schedule 13D initially filed by the reporting persons on July 28, 2000, (ii) Amendment No. 1 to the Statement filed by the reporting persons on November 21, 2002, and (iii) Amendment No. 2 to the Statement filed by the reporting persons on October 16, 2003 (collectively, the “Prior Filings,” and collectively with this Amendment No. 3, this “Statement”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Prior Filings. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Prior Filings.

Item 2.	Identity and Background

Item 2	of the Prior Filings is hereby deleted in its entirety and replaced with the following:
(a) Name of reporting persons: Voting Trustee of Vascular Voting Trust, Stephens Vascular Preferred, LLC, Stephens Vascular Options, LLC, Stephens Investment Partners III, LLC, and SF Holding Corp. Prior to the expiration of the Vascular Voting Trust on July 14, 2010, Steve Patterson was the Voting Trustee of the Vascular Voting Trust, a trust established by and among Mr. Patterson and the reporting persons. Mr. Patterson is a citizen of the United States of America, has a business address of 349 Colony Drive, Naples, Florida 34108, and is principally employed as a financial consultant. Stephens Vascular Preferred, LLC and Stephens Vascular Options, LLC are Arkansas limited liability companies principally engaged in the business of investing in the Common Stock, and their principal offices are located at 111 Center Street, Little Rock, Arkansas 72201. The sole managing member of each LLC is SF Holding Corp. Stephens Investment Partners III, LLC, an Arkansas limited liability company, is principally engaged in the business of making private investments, and its principal office is located at 111 Center Street, Little Rock, Arkansas 72201. Its managers are Warren Stephens, Doug Martin and Curt Bradbury. SF Holding Corp. (formerly known as Stephens Group, Inc.) is an Arkansas business corporation, engaged in the business of buying, owning, holding and selling investment securities and other assets. Its principal offices are located at 111 Center Street, Little Rock, Arkansas 72201. The voting stock of SF Holding Corp. is owned by the following entities, each of which is a trust formed under the laws of the State of Arkansas: (1) Warren A. Stephens Trust No. One u/a March 11, 1992, Warren Stephens, Trustee; (2) Warren A. Stephens Trust u/d dated 9/30/87, Warren A. Stephens, Trustee; (3) W.R. Stephens, Jr. Revocable Trust, W.R. Stephens, Jr. Trustee; (4) WRS Jr. Trust under Art 4 of the Pamela Diane Stephens Trust UID September 5, 1996, W.R. Stephens, Jr., Trustee; (5) Elizabeth S. Campbell Revocable Trust, Elizabeth S. Campbell, Trustee; and (6) ESC Trust under Art 4 of the Pamela Diane Stephens Trust UID September 5, 1996, Elizabeth Stephens Campbell, Trustee. Trusts (1) and (2) above have a business address of 111 Center Street, Little Rock, Arkansas 72201. Trusts (3) through (6) above have a business address of 100 Morgan Keegan Drive, Suite 500, Little Rock, Arkansas 72202. The control persons, directors and executive officers of SF Holding Corp., and their respective principal employments, are Warren A. Stephens, Co-Chairman of SF Holding Corp. and President and CEO of Stephens Inc.; W.R. Stephens, Jr., Co-Chairman of SF Holding Corp. and Co-Chairman and CEO of The Stephens Group, LLC; Elizabeth S. Campbell, Director of SF Holding Corp. and Co-Chairman of The Stephens Group, LLC; and Douglas H. Martin, Director and Executive Vice President of SF Holding Corp. Each of the individuals listed above is a citizen of the United States of America. Mr. Martin and Warren A. Stephens have a business address of 111 Center Street, Little Rock, Arkansas 72201. The other individuals listed above have a business address of 100 Morgan Keegan Drive, Suite 500, Little Rock, Arkansas 72202.
(b) During the past five years none of the reporting persons or the persons listed as directors, executive officers or shareholders of the reporting persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor been the subject of any civil judgment, decree or order involving any federal or state securities laws or his/her compliance therewith.

Item 4.	Purpose of Transaction

Item 4	of the Prior Filings is hereby deleted in its entirety and replaced with the following:

The reporting persons do not have any plans or proposals which relate to or would result in any actions or events specified in subsections (a) through (j) of Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5	of the Prior Filings is hereby deleted in its entirety and replaced with the following:
(a) and (b) The Vascular Voting Trust expired and ceased to be the beneficial owner of any shares of the Common Stock on July 14, 2010. Stephens Vascular Preferred, LLC is the beneficial owner of 1,610,034 shares of the Common Stock, representing 9.6% of the number of shares reported as outstanding by Vascular Solutions on the Form 10Q filed by the company on July 22, 2010. Stephens Vascular Preferred, LLC has sole voting power and sole investment power over such shares. Stephens Vascular Options, LLC is the beneficial owner of 522,920 shares of the Common Stock, representing 3.1% of the outstanding shares. Stephens Vascular Options, LLC has sole voting power and sole investment power over such shares. SF Holding Corp. is the beneficial owner of 2,138,919 shares of the Common Stock, representing 12.7% of the outstanding shares. Of the shares beneficially owned by SF Holding Corp, 1,610,034 of such shares are owned by Stephens Vascular Preferred, LLC, and 522,920 of such shares are owned by Stephens Vascular Options, LLC. SF Holding Corp. is the manager of both LLCs. SF Holding Corp. owns an additional 5,865 shares of the Common Stock which are held directly. SF Holding Corp. has sole voting power and sole investment power over all of the shares beneficially owned by it. Stephens Investment Partners III LLC does not beneficially own any shares of the Common Stock.
(c) Upon the expiration of the Vascular Voting Trust on July 14, 2010, all of the shares of Common Stock beneficially owned by the Vascular Voting Trust were distributed to the original grantors of such shares as follows: 1,610,034 shares were distributed to Stephens Vascular Preferred, LLC and 522,920 shares were distributed to Stephens Vascular Options, LLC. Except for the distributions of shares pursuant to the expiration of the Vascular Voting Trust, none of the reporting persons have effected any transactions in the Common Stock during the last 60 days.
(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Common Stock.
(e) The Vascular Voting Trust ceased to be the beneficial owner of more than 5% of the Common Stock on July 14, 2010. Stephens Investment Partners III LLC ceased to be the beneficial owner of more than 5% of the Common Stock on August 11, 2006.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6	of the Prior Filings is hereby deleted in its entirety and replaced with the following: None.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 1 — Agreement to File Joint Schedule 13D
Exhibit 2 — Power of attorney for Vascular Voting Trust
Exhibit 3 — Power of attorney for SF Holding Corp.
Exhibit 4 — Power of attorney for Stephens Investment Partners III LLC
Exhibit 5 — Power of attorney for Stephens Vascular Preferred, LLC
Exhibit 6 — Power of attorney for Stephens Vascular Options, LLC

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 3, 2010

Vascular Voting Trust Stephens Investment Partners III LLC SF Holding Corp. Stephens Vascular Preferred, LLC Stephens Vascular Options, LLC
By:	/s/ Todd Ferguson
Todd Ferguson, as attorney in fact for Vascular Voting
Trust, Stephens Investment Partners III LLC, SF Holding Corp., Stephens Vascular Preferred, LLC and Stephens Vascular Options, LLC